Free Writing Prospectus (To the Preliminary Prospectus Supplement dated November 27, 2012)	Filed pursuant to Rule 433 Registration Statement No. 333-180020

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated November 27, 2012

$500,000,000

5.75% Junior Subordinated Notes due 2052

Issuer:	Prudential Financial, Inc.

Securities:	5.75% Junior Subordinated Notes due 2052

Principal Amount:	$500,000,000

Over-allotment:	The underwriters may also purchase up to an additional $75,000,000 principal amount of notes at the public offering price minus the applicable underwriting commission within 30 days of the date hereof to cover over-allotments, if any.

Denominations:	$25 and integral multiples of $25 in excess thereof

Maturity Date:	December 15, 2052

Interest Rate and Interest Payment Dates:	5.75%, accruing from and including December 4, 2012, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2013.

Day Count Convention:	30/360

Optional Redemption at Par:	On or after December 4, 2017, the notes are redeemable, in whole or in part from time to time, at 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date, at the Issuer’s election.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	At any time prior to December 4, 2017, the notes are redeemable, in whole but not in part, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or rating agency event, the greater of (a) 100% of the principal amount of the notes being redeemed or (b) the present value of a principal payment on December 4, 2017 and scheduled payments of interest that would have accrued from the redemption date to December 4, 2017 on the notes being redeemed, discounted to the redemption date on a semi-annual basis at a discount rate equal to the treasury rate plus 45 basis points, in each case, plus any accrued and unpaid interest to but excluding the redemption date or (ii) in the case of a regulatory capital event, 100% of the principal amount of the notes being redeemed plus any accrued and unpaid interest to but excluding the redemption date.

Offering Price:	100%

Proceeds (after underwriting discount and before expenses) to the Issuer:	$484,430,600 (or $557,068,100 if the underwriters exercise their over-allotment option in full)

Pricing Date:	November 27, 2012

Settlement Date:	December 4, 2012 (T+5)

Listing:	Application is expected to be made to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	744320 607/US7443206070

Anticipated Security Ratings*:	Moody’s: Baa3 Standard & Poor’s: BBB+

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

*The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, by calling UBS Securities LLC at (877) 827-6444 ext. 561-3884 or by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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